

Mail Stop 7010

August 29, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Russell Greenberg
Executive Vice President and Chief Financial Officer
Inter Parfums, Inc.
551 Fifth Avenue
New York, NY 10176

> **RE:** **Form 10-K for the fiscal year ended December 31, 2006**
> **Form 10-Q for the quarter ended March 31, 2007**
> **File No. 0-16469**

Dear Mr. Greenberg:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

If you have any questions regarding our review of your filings, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief